UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number:3235-0145 Expires: February 28, 2009 Estimated average burden hours per response… 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

PLANAR SYSTEMS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

726900103
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]          Rule 13d-1(c)

[ ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 726900103

1	Names of Reporting Persons. Central Square Management LLC I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Central Square Management LLC - Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Central Square Management LLC - 0 shares
6 Shared Voting Power Central Square Management LLC - 1,059,626 shares Refer to Item 4 below.
7 Sole Dispositive Power Central Square Management LLC - 0 shares
8 Shared Dispositive Power Central Square Management LLC – 1,059,626 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person Central Square Management LLC – 1,059,626 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) Central Square Management LLC – 5.3% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Central Square Management LLC - OO (Limited Liability Company)

CUSIP No. 726900103

1	Names of Reporting Persons. Kelly Cardwell I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Kelly Cardwell – United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Kelly Cardwell- 0 shares
6 Shared Voting Power Kelly Cardwell – 1,059,626 shares Refer to Item 4 below.
7 Sole Dispositive Power Kelly Cardwell - 0 shares
8 Shared Dispositive Power Kelly Cardwell – 1,059,626 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person Kelly Cardwell – 1,059,626 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) Kelly Cardwell – 5.3% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Kelly Cardwell- IN

CUSIP No. 726900103

Item 1.

(a)	Name of Issuer
Planar Systems, Inc.
(b)	Address of Issuer’s Principal Executive Offices
1195 NW Compton Drive, Beaverton, Oregon 97006

Item 2.

(a)	Name of Person Filing
Central Square Management LLC Kelly Cardwell
(b)	Address of Principal Business Office or, if none, Residence
Central Square Management LLC Kelly Cardwell 27475 Ferry Road Warrenville, IL 60555
(c)	Citizenship
Central Square Management LLC - Delaware Kelly Cardwell - United States
(d)	Title of Class of Securities
Common Stock, no par value
(e)	CUSIP Number
726900103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 726900103

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **
Central Square Management LLC – 1,059,626 shares Kelly Cardwell - 1,059,626 shares
(b)	Percent of Class**
Central Square Management LLC – 5.3% Kelly Cardwell – 5.3%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote **
Central Square Management LLC - 0 shares Kelly Cardwell - 0 shares
(ii) shared power to vote or to direct the vote**
Central Square Management LLC – 1,059,626 shares Kelly Cardwell - 1,059,626 shares
(iii) sole power to dispose or to direct the disposition of**
Central Square Management LLC - 0 shares Kelly Cardwell - 0 shares
(iv) shared power to dispose or to direct the disposition of**
Central Square Management LLC – 1,059,626 shares Kelly Cardwell - 1,059,626 shares

CUSIP No. 726900103

** Shares reported herein for Central Square Management LLC (“CSM LLC”) represent shares which are beneficially owned by certain private investment funds (the “Funds”), for which CSM LLC serves as investment manager and for which affiliates of CSM LLC serve as the general partner, and shares held in a managed account (the “Account”) for which CSM LLC acts as investment manager.  Shares reported herein for Mr. Cardwell represent the above referenced shares beneficially owned by the Funds and in the Account.  Mr. Cardwell serves as the managing member of CSM LLC, as well as the managing member of each of the general partners of the Funds.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 726900103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              February 14, 2012

CENTRAL SQUARE MANAGEMENT LLC

By: /s/ Kelly Cardwell
Kelly Cardwell
Managing Member

KELLY CARDWELL

/s/ Kelly Cardwell
Kelly Cardwell, individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of November 30, 2011 is by and among Central Square Management LLC and Kelly Cardwell, an individual (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock of Planar Systems, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

CENTRAL SQUARE MANAGEMENT LLC

By: /s/ Kelly Cardwell
Kelly Cardwell
Managing Member

KELLY CARDWELL

/s/ Kelly Cardwell
Kelly Cardwell, individually